SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934


                            Capital Properties, Inc.
                                (Name of Issuer)



                           Common Stock, $1 par value
                         (Title of class of securities)



                                   140430 10 9
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)

     1) Name of Reporting Person. Robert H. and Linda Eder


     2) Check the Appropriate box if a Member of a Group (See Instructions)

        (a)
        (b)


     3) SEC Use Only......................................


     4) Citizenship or Place of Organization. United States


Number of        (5) Sole Voting Power  784,869
Shares Bene-
ficially         (6) Shared Voting Power zero
Owned By
Each Report-
ing Person       (7) Sole Dispositive Power  784,869
With
                 (8) Shared Dispositive Power zero


     9) Aggregate Amount Beneficially Owned by Each Reporting Person.  ,569,738


     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


     11) Percent of Class Represented by Amount in Row 9. 52.32%


     12) Type of Reporting Person (See Instructions). IN

Item 1(a). Name of Issuer

         Capital Properties, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices

         One Hospital Trust Plaza, Suite 920
         Providence, Rhode Island  02903

Item 2(a). Name of Persons Filing

         Robert H. Eder
         Linda Eder

Item 2(b). Residence

         3601 S. E. Ocean Blvd.
         Stuart, FL  34996

Item 2(c). Citizenship

         Robert H. Eder:  United States of America
         Linda Eder:  United States of America

Item 2(d). Title of Class of Securities

         Common Stock, par value $1.00 per share

Item 2(e). CUSIP No.

         140430 10 9

Item 3.    Not applicable

Item 4.    Ownership

     (a) Amount beneficially owned by each reporting person: 1,569,738

     (b) Percent of class owned by each reporting person: 52.32%

     (c) Number of shares as to which each person has:

          (i)  sole power to vote or to direct the vote - 784,869 shares

          (ii) shared power to vote or to direct the vote - zero shares

          (iii)sole power to dispose or direct the disposition - 784,869 shares

          (iv) shared power to dispose or to direct the disposition of - zero shares

Item 5.  Ownership of 5% Or Less Of A Class

                  Not applicable

Item 6.  Ownership Of More Than 5% On Behalf Of Another Person

                  Not applicable

Item 7. Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company

                  Not applicable

Item 8.  Identification And Classification Of Members Of The Group

                  Not applicable

Item 9.  Notice Of Dissolution Of Group

                  Not applicable

Item 10. Certification

                  Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                    /s/ Robert H. Eder
                                                    Robert H. Eder
                                                    Date:  February ____, 1998

                                                    /s/ Linda Eder
                                                    Linda Eder
                                                    Date:  February ____, 1998

                                    EXHIBIT A

                      AGREEMENT TO FILE JOINT SCHEDULE 13G

     We, the undersigned, have agreed to file a joint Schedule 13G in accordance with Rule 13d-1(f)(1).

     Executed and made effective as of this ____ day of February, 1998. /s/ Robert H. Eder Robert H. Eder

                                                   /s/ Linda Eder
                                                   Linda Eder